UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One):  [ ] Form  10-K and Form  10-KSB [ ] Form  20-F [ ] Form  11-K
               [ X] Form 10Q and Form  10-QSB [ ]Form N-SAR

                  For Period Ended:  June 30, 2001

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: ________________

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Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

Universal Beverages Holdings Corporation
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

3301 W. Main Street
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City, State, and Zip Code

Leesburg, FL 34748
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
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Part II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to the Company's very limited management depth and the matters which have been disclosed relating to the Company's financial condition, it has not been possible to finalize the financial statements within 45 days.

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PART IV - OTHER INFORMATION

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(1)  Name and telephone number of person to contact in regard to this notification.

     David Hopkins                  (352) 315-1010
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]  Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X]  Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an operating loss for the quarter ended June 30, 2001, which is approximately $500,000 greater than their operating loss during the same period in 2000. The Company attributes this loss increase to other income of $308,000 from the recapture on a purchase option in the quarter ended June 30, 2000 and loss of their primary customer in the same quarter of 2001.

                    Universal Beverages Holdings Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2001                              By: /s/ David Hopkins
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                                                        David Hopkins, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duty authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of he registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001)